September 4, 2009

VIA EDGAR

H. Roger Schwall
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Washington, DC 20549-4628

Re:	China-Biotics, Inc. Registration Statement on Amendment No. 2 to Form S-3 Filed September 4, 2009 File No. 333-160519

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, China-Biotics, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to Wednesday, September 9, 2009, at 2:30 p.m., Washington, D.C. time, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call Eric Simonson at K&L Gates LLP, the Company’s outside counsel, at (206) 623-7580.

Very truly yours, /s/ Song Jinan Song Jinan Chief Executive Officer

cc:           K&L Gates LLP